EXHIBIT 99A

HNI CORPORATION

EXECUTIVE BONUS PLAN

As adopted on May 1, 1974, and amended on

April 20, 1976, April 19, 1977, January 31, 1983,

February 5, 1985, November 4, 1986, July 7, 1988

May 4, 1992, November 2, 1992, February 8, 1993,

February 14, 1994, November 14, 1994, May 8, 1995,

November 11, 1996, January 1, 2000, January 1, 2004,

and November 11, 2005.

1.             Purpose. The purpose of the Executive Bonus Plan (the “Plan”) is to encourage a consistently high standard of excellence and continued employment by officers and selected other executives of the Corporation and any subsidiary, which elects to participate in the Plan (an “electing Subsidiary”). The Plan shall be operated at all times in conformance with applicable government regulations. (As amended January 31, 1983, May 4, 1992, and November 11, 1996.)

2.             Participants. For any fiscal year, each person who is an officer as of the end of such fiscal year of HNI Corporation (the “Corporation”) or any electing Subsidiary, and each other executive of the Corporation or any electing Subsidiary as is selected by the Board of Directors of the Corporation (“Board”) as of the end of such fiscal year, shall be eligible to be Participants in the Plan. (As amended April 20, 1976, April 19, 1977 and November 11, 1996.)

3.             Payment. Upon final determination of bonus awards by the Board or, to the extent delegated by the Board for a fiscal year, the Human Resources and Compensation Committee of the Board (“Committee”), the bonus awards shall be paid in full in cash, subject to Section 3(c), as follows:

a.             Any bonus award for a fiscal year ending prior to December 28, 1996, to the extent not already paid to the Participant, shall be paid to the Participant (or, as applicable, the Participant’s estate) in a single sum payment not later than March 14, 1997, provided that (A) the Participant is employed by the Corporation or an electing Subsidiary on the date of payment or (B) the Participant’s employment with the Corporation and each electing Subsidiary terminated due to death, disability, retirement after age 55 pursuant to established retirement policies of the Corporation (a “Retirement”), or for any other reason (except a termination for cause, as determined by the Committee) after a Change in Control (as defined below).

b.             Effective for each fiscal year ending on or after December 28, 1996, each bonus award for such fiscal year shall be paid not later than the last day of the Corporation’s February fiscal month following the end of the Corporation’s fiscal year for which the bonus award is made, provided, subject to Section 4, that the Participant is employed by the Corporation or an electing Subsidiary on the last day of the fiscal year for which a bonus, if any, is to be paid. (As amended January 1, 2004).

c.             The Committee may require payment of any bonus award (or portion thereof) for a fiscal year under Section 3(a) or 3(b) in the form of shares of Bonus Stock issued pursuant to (and as defined in) the Corporation’s Stock-Based Compensation Plan (1) at the Participant’s request, in the amount indicated by such Participant, subject to the Committee’s approval, or (2) in the amount of up to 50% of such bonus award in the event that the Committee determines, in its sole discretion, that the Participant’s respective stock ownership level under the Executive Stock Ownership Policy does not reflect appropriate progress toward such Participant’s five-year goal thereunder. The number of shares of Bonus Stock to be paid shall be determined by dividing the cash amount of the bonus award under the Plan (or, portion thereof, as elected by the Participant) for a fiscal year by the average of the high and low prices of a share of the Corporation’s common stock on the date the award is paid, with cash paid in lieu of any fractional share. All Federal, state and local income tax and other employment tax withholding shall be made pursuant to Section 5.5 of the Stock-Based Compensation Plan.

(As amended January 31, 1983, May 8, 1995, November 11, 1996, January 1, 2000 and November 11, 2005.)

d.             As used in the Plan, “Change in Control” means (i)  the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (a) the then outstanding shares of common stock of the Corporation (the “Outstanding Corporation Common Stock”) or (b) the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors (the “Outstanding Corporation Voting Securities”); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Corporation, (B) any acquisition by the Corporation, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any corporation controlled by the Corporation or (D) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) of this Section 3(d); or (ii) individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least two-thirds of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Corporation’s shareholders, was approved by a vote of at least three-quarters of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or (iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Corporation (a “Business Combination”), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Corporation Common Stock and Outstanding Corporation Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Corporation or all or substantially all of the Corporation’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Corporation Common Stock and Outstanding Corporation Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Corporation or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Corporation were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or (iv) approval by the shareholders of the Corporation of a complete liquidation or dissolution of the Corporation.

(As amended November 4, 1986, July 7, 1988, November 14, 1994 and November 11, 1996.)

4.             Termination of Employment. The following provisions shall apply for any fiscal year commencing after December 28, 1996:

a. If a Participant’s employment with the Corporation and each electing Subsidiary is terminated during a fiscal year by reason of death, disability or Retirement, the Participant, or the Participant’s estate, shall receive a bonus award for such fiscal year, determined as if the Participant had remained employed for such entire fiscal year, prorated for the number of days during such fiscal year that have elapsed as of the Participant’s termination, and subject to the first sentence of Section 4(b).

b. If a Participant’s employment with the Corporation and each electing Subsidiary is terminated during a fiscal year for any reason other than death, disability or Retirement, the Participant’s rights to any bonus award for such fiscal year will be forfeited. However, the Committee may, in its discretion, determine to pay a prorated bonus award for the portion of such fiscal year during which the Participant was employed by the Corporation or an electing Subsidiary, except that in no event shall any such prorated bonus award be paid in the event of termination for cause, as determined by the Committee. (As amended November 11, 1996.)

5.             Change in Control. For fiscal years commencing after December 28, 1996, in the event of a Change in Control (as defined above), the maximum bonus award for the fiscal year then in progress, prorated for the number of days in such fiscal year that have elapsed as of the date of the Change in Control, shall be paid immediately in cash, without regard to Section 3(c). Any adjustment or termination of a Participant’s participation in the Plan that occurs at any time on or after the 90th day preceding a Change in Control shall be of no effect. (As amended November 11, 1996.)

6.             Administration. The Board shall have full power to interpret and administer this Plan from time to time in accordance with the By-laws of the Corporation, except to the extent provided in the Corporation’s Stock-Based Compensation Plan or to the extent that the Board may have delegated its powers to the Committee. Decisions of the Board or the Committee shall be final, conclusive and binding upon all parties. The Committee shall consist of two or more “non-employee directors” within the meaning of Rule 16b-3 as promulgated pursuant to Section 16 of the Securities Exchange Act of 1934. (As amended May 8, 1995, and November 11, 1996.)

7.             Cost. Each electing Subsidiary shall reimburse the Corporation for the amount of such bonus awards, which shall be awarded and paid to Participants for services to such electing Subsidiary, as determined by the Board.

8.             Amount of Individual Bonus. For fiscal years beginning after December 28, 1996, the bonus award for each fiscal year for any Participant shall be determined by the Board, or, to the extent delegated by the Board for a fiscal year, by the Committee, no later than the first meeting of the Board that occurs during the fiscal year following the year for which the bonus award is made. (As amended April 20, 1976 and November 11, 1996.)

9.             General Provisions.

a. The Company shall have the right to deduct any Federal, state or local taxes applicable to payments under the Plan. The Committee may permit Participants to satisfy withholding obligations by electing to have shares of Bonus Stock withheld.

b. Except as otherwise determined by the Committee, no right or interest of any Participant in this Plan shall be assignable or transferable except by will or the laws of descent and distribution, nor shall any such right or interest, be subject to any lien, directly, by operation of law or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy.

c. Except as provided in Sections 4 and 5, the Board may terminate or amend the Plan at any time.

10.           Special Provision for Qualifying Participants.

a.             This Section 10 shall apply with respect to any bonus award made under the Plan with respect to the Chief Executive Officer of the Corporation and any other Participant designated by the Board from time to time (each a “Qualifying Participant”). Not later than the 90th day after the commencement of the fiscal year for which the bonus award is made, in addition to any other performance criteria established by the Committee, the Committee shall establish in writing Profit Achievement Factors and Personal Objective Achievement Factors (collectively, “Qualifying Factors”) for each Qualifying Participant. The maximum bonus award payable to a Qualifying Participant for such fiscal year based on the degree of attainment of such Qualifying Factors shall not exceed $2 million. Subject to Sections 4 and 5, the Committee may adjust any Qualifying Factor that has been established for any fiscal year, provided that no such adjustment shall be permitted if it would cause the Award based on such Qualifying Factor to fail to satisfy the requirements for performance-based compensation under Code Section 162(m). Subject to Sections 4 and 5, the Committee may adjust any other performance criteria established for any fiscal year, provided that no such adjustment may be based upon the failure, or the expected failure, to attain or exceed a Qualifying Factor. In no event shall any bonus award relating to performance criteria other than Qualifying Factors be dependent upon the attainment of, or failure to obtain, a bonus award based on Qualifying Factors.

b.             The administration of all aspects of the Plan applicable to bonus awards relating to Qualifying Factors is intended to comply with the exception from Section 162(m) of the Internal Revenue Code of 1986, as amended, for qualified performance-based compensation and shall be construed, applied and administered accordingly.

c.             For purposes of this Section, (1) “Profit Achievement Factors” shall mean an objective performance goal based on one or more of the following:  operating expense ratios, total stockholder return, return on sales, operating income, operating profit, return on equity, return on capital, return on assets, return on investment, net income, operating income, earnings per share, improved asset management, improved gross margins, generation of free cash, revenues, market share, stock price, cash flow, retained earnings, aggregate product price and other product price measures, and (2) “Personal Objective Achievement Factors” shall mean an objective performance goal based on one or more of the following:  results of customer satisfaction surveys, results of employee surveys, employee turnover, safety record, management of acquisitions, increased inventory turns, product development and liability, research and development integration, proprietary protections, legal effectiveness, handling Federal securities law or environmental issues, manufacturing efficiencies, distribution efficiencies, member productivity, system review and improvement, service reliability, cost management.

d.             This Section 10 shall become effective as of January 1, 2000, provided, however, that no bonus award relating to Qualifying Factors shall be paid under the Plan to any Qualifying Participant unless, prior to such payment, the provisions of this Section 10 are approved by the holders of a majority of the securities of the Company present, or represented, and entitled to vote at a meeting of stockholders duly held in accordance with the laws of the State of Iowa.

(Adopted as of January 1, 2004.)